                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       CASINOVATIONS INCORPORATED
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                            (Name of Issuer)

                      Common Stock $.001 par value
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                     (Title of Class of Securities)

                               14761P 10 4
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                             (CUSIP Number)


     Jay L. King; 6744 S. Spencer Street, Las Vegas, Nevada  89119;
                          Tel: (702) 733-7195
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  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                             April 23, 1999
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        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               SCHEDULE 13D

CUSIP NO.    14761P 10 4                       PAGE    2    OF    5    PAGES
         --------------------                       -------    -------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Richard S. Huson

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         Not applicable.

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                             [ ]
         Not applicable.

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

              7    SOLE VOTING POWER
                       52,721
  NUMBER OF
   SHARES     8    SHARED VOTING POWER
BENEFICIALLY           2,831,502
  OWNED BY
    EACH      9    SOLE DISPOSITIVE POWER
  REPORTING            52,721
   PERSON
    WITH      10   SHARED DISPOSITIVE POWER
                       2,831,502

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,884,223

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         39.3%

14   TYPE OF REPORTING PERSON*
         IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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      This  Schedule 13D ("Schedule 13D") of Richard S.  Huson  is
filed with respect to his ownership of the common stock, $.001 par value of Casinovations Incorporated, a Nevada corporation.

ITEM 1.   SECURITY AND ISSUER

      Common Stock, $.001 par value (the "Common Stock") of Casinovations Incorporated (the "Issuer"); 6744 S. Spencer Street, Las Vegas, Nevada 89119.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  Richard S. Huson

     (b)  121 S.W. Morrison, Suite 1400, Portland, Oregon 97204

     (c)  Chairman of the Board of Directors of the Issuer.

     (d) Mr. Huson has not during the last five years been convicted in a criminal proceeding.

     (e) Mr. Huson has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Huson is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION

      The filing of this Schedule 13D is a result of the Issuer's registration of its common stock under the Securities Act of 1934, as amended (the "Act") on Form 8-A as filed with the Securities and Exchange Commission ("SEC") on April 23, 1999. The shares owned by Mr. Huson reflected in this Schedule 13D were owned prior to the filing of the Form 8-A.

                                 3

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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER


     RICHARD S. HUSON

                                 PRESENTLY OWNED      PERCENTAGE<F4>
                               -------------------   ----------------
Sole Voting Power                 52,721 <F1>,<F2>          0.72%
Shared Voting Power            2,831,502 <F3>              38.8%
Sole Dispositive Power            52,721 <F1>,<F2>          0.72%
Shared Dispositive Power       2,831,502 <F3>              38.8%
Total Beneficial Ownership     2,844,223                   39.3%
________________

<F1> This amount represents 52,721 shares of Common Stock  of the
     Issuer  issuable to Mr.  Huson upon the  exercise of Class A
     Warrants.
<F2> Shares  of  Common  Stock  may  be  subject   to  applicable
     community property laws.
<F3> This  amount  represents  70,000  shares  of   Common   Stock
     held by Tower Rock Partners, LLC, an entity controlled by Mr. Huson, and 2,761,502 shares of Common Stock held by the Richard S. Huson Revocable Trust U/T/A dtd 09/04/98, a trust where Mr. Huson and Yvonne Huson, his wife, are co-trustees.
<F4> These  percentages  reflect  the  percentage  share ownership with respect to 7,295,420 shares, the number of shares of Common Stock outstanding as of January 31, 1999.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to that certain Registration Statement on Form SB-2/A, the Issuer has registered 312,229 shares of Common Stock and 52,721 shares of Common Stock underlying the Class A Warrants on behalf of Mr. Huson as a selling security holder.

      In addition, Mr. Huson has agreed to subject 181,788 shares of Common Stock to certain disabilities imposed by the Department of Corporations of the State of California (the "California Department of Corporations") as part of the registration of the Common Stock with the California Department of Corporations. The disabilities include limitations on the ability to participate in cash or property dividends paid by the Issuer and in any distribution of assets in the event of a liquidation of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                                 4

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                             SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 23, 1999          /s/ Richard S. Huson
                                ---------------------------------
                                RICHARD S. HUSON


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